# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Victory Capital Holdings, Inc., CIK 0001570827
CUSIP: 92645B103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 15935 La Cantera Parkway, San Antonio, Texas (TX), 78256
Date of event which requires filing of this statement: 05/16/2025
Amends the filing with accession number 0001193125-24-179101
Filed by CIK 0001330387
Persons authorized to receive notices and communications: Marc Noel, 91-93 Boulevard Pasteur, Paris, France (I0), 75015, 33176375337

## Reporting persons
- Amundi S.A. (CIK 0001330387): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,293,471; sole dispositive power 0; shared dispositive power 3,293,471; aggregate amount beneficially owned 3,293,471 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Based on a total of 67,236,287 shares of Common Stock outstanding as of April 30, 2025; reflects the shares of Common Stock and excludes the shares of Common Stock convertible upon transfer of the Preferred Stock that was acquired by the Reporting Persons at the closing of the Transaction described in Item 4. On May 16, 2025, the Reporting Persons acquired beneficial ownership of an additional 5,436,318 shares of Preferred Stock as a result of a post-closing adjustment to the Preferred Stock received by the Reporting Persons at the closing of the Transaction, which together with the Common Stock and Preferred Stock acquired at the closing of the Transaction, results in the Reporting Persons beneficially owning 26.1% of the Issuer's outstanding capital stock as of the closing date of the Transaction on a fully diluted basis, subject to a further post-closing adjustment. The Reporting Persons are not permitted to transfer shares of Common Stock and Preferred Stock beneficially owned by them until April 1, 2028, subject to certain exceptions, pursuant to the terms of the Shareholder Agreement described in Item 6 of the Schedule 13D. In addition, Amundi Asset Management S.A.S. has entered into the Voting Agreements described in such Item 6, which may be deemed to give the Reporting Persons beneficial ownership of an additional aggregate of 9,584,914 shares of Common Stock, representing an additional approximately 14.3% of the Common Stock of the Issuer outstanding, as reported in the Form 4 filed by Crestview Partners II GP, L.P. on April 11, 2025 with respect to shares of Crestview, and as reported by the Issuer to the Reporting Persons on April 1, 2025 with respect to shares of the ESC, pursuant to the rules and regulations of the Securities and Exchange Commission. This filing should not be deemed an admission that the Reporting Persons are part of a "group" (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) by virtue of the Voting Agreements or have beneficial ownership of the Common Stock held by any party thereto.
- Amundi Asset Management S.A.S (CIK 0002029250): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,293,471; sole dispositive power 0; shared dispositive power 3,293,471; aggregate amount beneficially owned 3,293,471 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Based on a total of 67,236,287 shares of Common Stock outstanding as of April 30, 2025; reflects the shares of Common Stock and excludes the shares of Common Stock convertible upon transfer of the Preferred Stock that was acquired by the Reporting Persons at the closing of the Transaction described in Item 4. On May 16, 2025, the Reporting Persons acquired beneficial ownership of an additional 5,436,318 shares of Preferred Stock as a result of a post-closing adjustment to the Preferred Stock received by the Reporting Persons at the closing of the Transaction, which together with the Common Stock and Preferred Stock acquired at the closing of the Transaction, results in the Reporting Persons beneficially owning 26.1% of the Issuer's outstanding capital stock as of the closing date of the Transaction on a fully diluted basis, subject to a further post-closing adjustment. The Reporting Persons are not permitted to transfer shares of Common Stock and Preferred Stock beneficially owned by them until April 1, 2028, subject to certain exceptions, pursuant to the terms of the Shareholder Agreement described in Item 6 of the Schedule 13D. In addition, Amundi Asset Management S.A.S. has entered into the Voting Agreements described in such Item 6, which may be deemed to give the Reporting Persons beneficial ownership of an additional aggregate of 9,584,914 shares of Common Stock, representing an additional approximately 14.3% of the Common Stock of the Issuer outstanding, as reported in the Form 4 filed by Crestview Partners II GP, L.P. on April 11, 2025 with respect to shares of Crestview, and as reported by the Issuer to the Reporting Persons on April 1, 2025 with respect to shares of the ESC, pursuant to the rules and regulations of the Securities and Exchange Commission. This filing should not be deemed an admission that the Reporting Persons are part of a "group" (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) by virtue of the Voting Agreements or have beneficial ownership of the Common Stock held by any party thereto.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Victory Capital Holdings, Inc.
Address of issuer's principal executive offices: 15935 La Cantera Parkway, San Antonio, Texas (TX), 78256
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on July 15, 2024 (the "Original Schedule 13D", as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on April 3, 2025, the "Amended Schedule 13D" and as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 (the "Common Stock"), of Victory Capital Holdings, Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and restates Item 4 of the Amended Schedule 13D in its entirety as set forth below:

"As a result of the Transaction, at the closing of the Transaction on April 1, 2025, Amundi AM acquired 3,293,471 shares of the Common Stock of the Issuer, which represented 4.9% of the total number of shares of Common Stock issued and outstanding after giving effect to the issuance, and 14,305,982 shares of Preferred Stock, which together with the Common Stock represented 21.2% of the Issuer's outstanding capital stock on a fully diluted basis, after giving effect to the issuance, as of April 1, 2025.

On May 16, 2025, the Reporting Persons acquired beneficial ownership of an additional 5,436,318 shares of Preferred Stock as a result of a post-closing adjustment to the Preferred Stock received by the Reporting Person at the closing of the Transaction, which together with the Common Stock and Preferred Stock acquired at the closing of the Transaction, results in the Reporting Persons beneficially owning 26.1% of the Issuer's outstanding capital stock as of the closing date of the Transaction on a fully diluted basis, subject to a further post-closing adjustment.

The Preferred Stock is not convertible at the option of the holder and is only convertible into Common Stock after a transfer: (i) in a widespread public distribution; (ii) to the Issuer; (iii) in transfers in which no transferee (or group of associated transferees) would receive two percent or more of the outstanding securities of any "class of voting shares" (as defined in 12 C.F.R. ss. 225.2(q)(3)) of the Issuer; or (iv) to a transferee that controls more than 50% of every "class of voting shares" (as defined in 12 C.F.R. ss. 225.2(q)(3)) of the Issuer without any transfer from the transferring holder of the Preferred Stock, in each case, so long as the transfer of such Preferred Stock is not to an "affiliate" (as such term is defined in the United States Bank Holding Company Act of 1956, as amended (the "BHC Act")) (a "BHC Affiliate") of the holder of the Preferred Stock ("Automatic Transfer Conversion"). The Preferred Stock is convertible into Common Stock upon an Automatic Transfer Conversion on a one-to-one basis. Separately, Amundi AM is permitted to exchange its Common Stock for Preferred Stock at any time and will be required to exchange its Common Stock for Preferred Stock under certain circumstances as contemplated in the Shareholder Agreement. The Common Stock is exchangeable into Preferred Stock on a one-to-one basis.

In connection with the Transaction, Amundi AM entered into the Voting Agreements on July 8, 2024, and the Shareholder Agreement on April 1, 2025, as described under Item 6, which descriptions are incorporated by reference herein. Other than as disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or could result in any of the events set forth in items (a) through (j) of Item 4 of the form of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or may determine to acquire additional securities of the Issuer or dispose of securities of the Issuer, in each case, subject to the restrictions set forth in the Shareholder Agreement.

In accordance with the Shareholder Agreement, two individuals designated by Amundi AM were appointed to the Board effective as of the closing of the Transaction.

The foregoing summary of the terms of the Contribution Agreement should be read in conjunction with the full text of the Contribution Agreement, a copy of which is included as Exhibit 2 to the Schedule 13D and which is incorporated herein by reference, and the Shareholder Agreement, a copy of which is included as Exhibit 2 to the Amended Schedule 13D and which is incorporated herein by reference. The information set forth in Item 3, Item 5 and, as mentioned above, Item 6 is incorporated by reference herein."

## Signatures
- Amundi S.A.: /s/ Nicolas Calcoen, Nicolas Calcoen/Deputy Chief Executive Officer (05/20/2025)
- Amundi Asset Management S.A.S: /s/ Nicolas Calcoen, Nicolas Calcoen/Deputy Chief Executive Officer (05/20/2025)